November 10, 2017

Attn: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ADM Endeavors, Inc.
Registration Statement on Form S-1
Filed September 14, 2017
File No. 333-220452

Ladies and Gentlemen:

ADM Endeavors, Inc. (the “ADM Endeavors” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 2, 2017, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

General

1.	We note that you were delinquent filing your periodic reports beginning with your report for the quarter ended March 31, 2015. The failure to file a required SEC report on time constitutes a violation of Section 13(a) of the Exchange Act and may result in revocation of your registration under the Exchange Act. Please include appropriate risk factor disclosure regarding your inability to file timely reports and the risk you face by not adhering to required SEC reporting requirements.

Response: We have included an additional risk factor to address this comment.

2.	You have an outstanding registration statement, on Form S-1 (333-201351), that registers some of the same securities you are registering in this filing. If you intend to use a combined prospectus under Securities Act Rule 429 for both filings, please update this filing accordingly. Please refer to Securities Act Rule 429.

Response: The Company does not intend to use a combined prospectus under Securities Act Rule 429 and has withdrawn the registration statement on Form S-1 (file number 333-201351), which was declared effective on May 14, 2015.

Common Stock and Preferred Stock Outstanding and Related Stockholder Matters, page 5

3.	We note your disclosure that “[a]s of the date hereof” 127,607,169 shares of common stock were issued and outstanding. We also note, here and throughout the filing, that 128,182,497 shares of common stock were issued and outstanding as of August 23, 2017. Please revise accordingly.

Response: We have revised accordingly.

Recent Sales of Unregistered Securities, page 55

4.	We note your disclosure on page 15 that you issued 2,250,000 shares to Calvin Mees on May 30, 2017. We also note that previously reported sales of unregistered securities were not included in your disclosure. Please revise to include all unregistered sales of securities within the past three years, including any shares issued as compensation in lieu of salary or for services rendered. Please refer to Item 701 of Regulation S-K. In addition, please revise the list of selling security holders on page 16 accordingly.

Response: We have revised accordingly.

Thank you for your assistance and review.

Sincerely,

ADM Endeavors, Inc.

/s/ Ardell Mees
Ardell Mees
Chief Executive Officer